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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                          For the month of October 2006

                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F [X]      Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes [ ]      No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BANCOLOMBIA S.A.
                                           (Registrant)

Date: October 13, 2006         By  /s/ JAIME ALBERTO VELASQUEZ B.
                                   ----------------------------------
                                   Name:  Jaime Alberto Velasquez B.
                                   Title: Vice President of Finance

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[BANCOLOMBIA LOGO]                                        [CIB LISTED NYSE LOGO]

 BOARD OF DIRECTORS OF SURENTING S.A. APPROVES THE INCORPORATION OF A SUBSIDIARY

MEDELLIN, COLOMBIA. OCTOBER 13, 2006.

The Board of Directors of Surenting S.A. unanimously approved the incorporation of a subsidiary in Peru, the purpose of which will be the operational leasing of vehicles. This subsidiary will be incorporated with a capital of US$ 5 million.

Contacts

Sergio Restrepo            Jaime A. Velasquez              Mauricio Botero
Executive VP               Financial VP                    IR Manager
Tel.: (574) 5108668        Tel.: (574) 5108666             Tel.: (574) 5108866